UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of March, 2005

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date March 17, 2005

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

17 March 2005

Record interim profit

  Headline profit after tax up 15.5% to $403.8m

  Underlying profit after tax up 20.5% to $429.7m

  Food and Liquor profit up 9.6%

  Strong growth in non-food brands up 24.0%

  Target up 60.6%

  Kmart up 19.0%

  Officeworks up 14.2%

  Myer up 2.4%

  Group ROI up 290 bp to 22.8%

  Dividend up by 16.1% to 16.25 cents

  Capital management initiatives announced

Coles Myer Ltd (CML) today announced record interim earnings, with net profit after tax up 15.5% to $403.8 million for the half year ended 23 January 2005. Sales for the half rose by 17.0% to $18.3 billion.

Underlying net profit after tax increased by 20.5% to $429.7 million.

"This is an outstanding result in which all of our major businesses have continued to increase their earnings in a highly competitive retail market across all sectors," Coles Myer CEO John Fletcher said.

"Profit and sales have grown double-digit, our balance sheet is strong and we have commenced a capital management program to return surplus funds to shareholders and improve long-term shareholder value.

"The company has made excellent progress in the past three and a half years and remains on track to reach its aspirational FY2006 goal.

"Our food and liquor business continues to grow strongly; our newest business, Coles Express, has been a spectacular success and our non-food brands have produced exceptional results. Our business transformation initiatives are now delivering benefits to customers in-store.

"We are now clearly achieving our goals of growing shareholder value through delighting our customers and being the best team," Mr Fletcher said.

Growing shareholder value

The Food and Liquor business reported strong growth, up 9.6% to $351.7 million, while Coles Express produced another outstanding performance on a standalone basis.

The non-food businesses delivered another great result, with retail EBIT up 24.0% and ROI of 20.3%. Target, for example, achieved a 61% increase in earnings on top of last year's corresponding earnings lift of 29%.

Underlying margins have continued to increase in all major businesses.

"This is a terrific outcome, considering the shareholder discount scheme came to an end during the half. Removal of the discount has enabled us to reinvest savings and so maintain sales and earnings momentum despite an unprecedented level of competition," Mr Fletcher said.

Cost of doing business continued to reduce across the Group, with a 147 basis points reduction for the half. Importantly, Food and Liquor costs continued to fall, with a 19 basis points reduction on the prior year. Gross operating margins in non-food increased by 74 basis points.

The balance sheet continued to strengthen. Return on investment increased to 22.8%, up from 19.9% in FY2004. Operating cashflow of $504.8 million was impacted by the timing of creditors' payments.

Directors have declared a fully franked interim dividend of 16.25 cents per share, up 2.25 cents on last half year.

Given the strength of the company's balance sheet, the Board today announced a capital management program that includes an off market buy back of $700m worth of ordinary shares. The program will also include the conversion of convertible preference shares ("ReCAPS" - ASX Code: CMLPA) into ordinary shares in mid-July, 2005. The dividend policy for the Group remains a target payout ratio of around 65%.

Delighting our customers

All businesses remain focused on delighting customers with great value, great range and great convenience, complimented by Australia's best retail loyalty program, which includes Coles Express fuel discount, enhanced FlyBuys, Coles Myer Source MasterCard and the new MYER One program.

The MYER One loyalty program was launched in August 2004 and has continued to win customer support, with over 380,000 members.

Two highly successful initiatives, the Coles Myer Gift Card and the Insurance Claim Card, were launched during the half.

Since its launch in August 2004, Coles Myer's innovative, flexible and practical range of gift cards has been met with a strong customer response. Customers appreciate the convenience and practicality of a gift card that can be redeemed in eight brands across the CML group, representing over 2,000 stores across Australia.

Almost 2.5 million Coles Myer and brand gift cards have been sold since the launch in August.

The Coles Myer Insurance Claim Card also continues to grow in popularity, with three major insurers part of the program and strong interest from a number of additional insurers. Customers and insurers have applauded the card, which offers both parties a seamless approach to insurance settlements. The business is expected to continue to grow strongly in the next 12 months.

Being the best team

As Australia's largest private sector employer - with a team of 189,000 people - recruiting, training and retaining the right team members is critical to Coles Myer's success.

Initiatives put in place to build the best team and right culture are now being recognised as the best of their kind.

CML's on-line recruiting service, www.careers.colesmyer.com, the most accessed corporate web site in Australia - has recently been awarded Australia's best Corporate Careers Website for 2005 by independent communication research firm, Potentialpark Communications of Sweden.

The Coles Myer Institute - offering courses ranging from traineeships to MBAs to all Coles Myer team members, in partnership with DeakinPrime - was awarded the prestigious global Corporate University Xchange (CUX) Excellence and Innovation Award.

Building leadership to ensure the company is well positioned for the future continues to be a Coles Myer priority. During the half, four Managing Director appointments were successfully filled by internal candidates (Food, Liquor and Fuel, Target, Officeworks and Kmart).

The Safety RIGHT NOW program continues to ensure everyone at Coles Myer is focused on a safe working and shopping environment, with further improvements achieved in the half.

"We are committed to attracting and retaining the very best people which means that we must make Coles Myer a great place to work as well as to shop. In pursuit of this goal, new initiatives have been commenced to develop a values framework for the Group and to improve workforce diversity and worklife balance," Mr Fletcher said.

Outlook

Although trading conditions in FY2005 are expected to remain highly competitive, the Group still expects to achieve low double digit sales growth for FY2005.

FY2005 earnings guidance remains unchanged at an increase of around 18% in earnings (NPAT) to $670 - $680 million. This is after expensing the net supply chain implementation costs, the restructuring costs of the organisational change in food and liquor and the repositioning and relaunch of Megamart.

Enquiries:

Media: Scott Whiffin +61 3 9829 5548

Analysts: John Di Tirro +61 3 9829 4521
RESULTS SUMMARY	H1 2005	H1 2004	Change	Retail EBIT/Sales		Change
	26 weeks	26 weeks		H1 2005	H1 2004
	$m	$m		%	%
Sales[e]	18,345	15,684	17.0%
Retail EBIT[a]	672.5	567.8	18.4%
Food and Liquora c	351.7	320.8	9.6%	3.71	3.58	13bp
Coles Express	20.1	4.4	356.8%	0.76	0.51	25bp
Kmart	89.1	74.9	19.0%	4.06	3.67	39bp
Officeworks[d]	28.2	24.7	14.2%	4.91	4.83	8bp
Myer	60.7	59.3	2.4%	3.64	3.61	3bp
Megamart	(18.5)	(4.2)
Target	141.2	87.9	60.6%	8.64	5.83	281bp
Property	9.9	17.2
Corporate costs	(49.3)	(44.7)
EBIT[b]	633.1	540.3	17.2%
Food and Liquor restructuring	(20.7)	-
Net supply chain implementation costs	(16.3)	(10.1)	61.4%
EBIT	596.1	530.2	12.4%
Net borrowing costs	(18.4)	(28.9)
Net profit before tax	577.7	501.3	15.2%
Income tax expense	(173.9)	(151.8)
Net profit after tax	403.8	349.5	15.5%
Underlying Net profit after tax[b]	429.7	356.6	20.5%

Earnings per share (basic) (cents)	31.0	26.9
Ordinary dividend per share (cents)	16.25	14.00
Operating gross margin (%)
- CML Group incl Fuel	24.88	26.48	(160)bp
- Food and Liquor	24.23	24.29	(6)bp
- Non Food	33.24	32.50	74bp
Cost of doing business / sales (%)
- CML Group incl Fuel	21.63	23.10	(147)bp
- Food and Liquor[a]	20.52	20.71	(19)bp
- Non Food	28.40	28.37	3bp
Return on investment (%) (mat)	22.8	19.9	290bp
Operating cash flow	504.8	814.4
Free cashflow	145.5	442.8
Net cash/Net cash & equity (%)	3.2	1.2
Fixed charges cover (times) (mat)	2.4	2.3

a.	Excludes Food & Liquor restructure costs - $20.7 million (pre tax)
b.	Excludes Food & Liquor restructure costs - $20.7 million (pre tax) and net supply chain implementation costs - $16.3m (pre tax) (2004 $10.1m pre tax)
c.	Coles On Line and certain corporate costs included within F&L
d.	Harris Technology included and intra group transactions excluded from Officeworks
e.	Myer & Megamart includes concession sales of $110.3m (2004 $66.9m)

RETAIL OPERATIONS

Food and Liquor
	2005	2004[1]	Change
Sales ($m)	9,490.4	8,969.7	5.8%
Comparative store sales growth			3.8%
Retail EBIT ($m)[2]	351.7	320.8	9.6%
Retail margin (%)[2]	3.71	3.58	13 bp
Net assets employed (NAE) ($m)	2,268	2,069
ROI (mat) (%)[2]	32.3	30.1	220 bp

  Food and Liquor underlying retail EBIT up 9.6%

  Underlying margin expansion driven by CODB reductions

  ROI increased by 220 bps to 32.3%

  Growth initiatives focused on delighting customers

  One supermarkets team, supporting both brands

Food and Liquor reported a 9.6% increase in retail EBIT over the half, with margin expansion of 13 basis points.

Group Managing Director Food, Liquor and Fuel, Hani Zayadi, said that the Food and Liquor business had achieved strong interim profit growth and remained on track for the full year.

Underlying retail EBIT margin rose to 3.71%, reflecting reduced shrinkage and continued streamlining of costs across the supermarkets and liquor division. The margin increase was achieved in a highly competitive market.

The Food and Liquor CODB to sales ratio (excluding Coles Express) fell by 19 basis points to 20.52%.

"Our focus on delighting customers continues to deliver results for both customers and shareholders," Mr Zayadi said.

"Key initiatives for the Food and Liquor group included ongoing product innovation and improved value in fresh departments. More investment in training and development of the in-store fresh department teams has also driven an increased customer and product focus.

"Similarly, customers continued to respond well to the petrol discount loyalty offer, including innovative offers between our liquor and fuel businesses.

"During the half, the liquor team was successfully relocated from Sydney to Melbourne and developed its new strategy.

"The new integrated supermarkets team is also now in place, with long-term financial and operational benefits far outweighing the $20.7 million in implementation costs incurred in the first half. Reducing management layers and eliminating duplication will enable greater agility and speed to market with new and improved customer offers.

"The store expansion program continued, with 20 supermarkets and 10 liquor outlets opened in the half year. Gross store openings in the order of 10 supermarkets and 20 liquor stores are expected in the remainder of FY2005. Net store increases for the second half will be approximately 10 supermarkets and 10 liquor stores (after closures and replacements but excluding new hotels*).

Business Transformation

"Business transformation initiatives are improving on-shelf availability for customers and creating operational efficiencies. The first release of the new Food, Liquor and Fuel merchandising system has been implemented. Following successful trials, preparation is underway for the introduction of roll cages in Victoria in the second half of FY2005, followed by a progressive national rollout. This, combined with the introduction of shelf ready packaging, continues to deliver in-store efficiencies.

Housebrands

"Today's updates on the progress of the rollout of our supermarket housebrand strategy and the broader liquor strategy show the strong foundations we have in place for growth in these areas.

"A dedicated housebrand team has been established, with local and international brand, consumer and marketing experience, and is developing and sourcing new products in each of the three tiers designed to delight our customers, no matter what their budget.

"The progressive rollout of our housebrand range from mid-calendar year will see the introduction of new products under three distinct quality/price tiers - coles $mart buy (Good), you'll love coles (Better), followed by George J Coles (Best). The three tiers are designed to meet or exceed customer price and quality needs at each level.

Liquor

"We have completed a strategic analysis of the liquor market, including consumer and industry trends to 2010 to identify optimal propositions and locations for future growth.

"As a result, we have defined three distinct channels to service our liquor customers - value, convenience and specialist.

"The new large format store offer will capture the value segment and will commence rollout from June FY2005, with two new stores this financial year and up to 15 in FY2006, including the conversion of our Quaffers stores, and up to 15 stores annually thereafter.

"Our new large format store, 1st Choice Liquor Superstore, will provide a wide range of liquor, low prices and a unique shopping experience for our customers.

"This week we have agreed to acquire 8 hotels* in Queensland which will provide an excellent strategic fit for our large format roll out.

"Our fleet of Liquorland stores will be refined to a true convenience proposition. We will refurbish more than 100 of our Liquorland stores over the next three years to include improved signage, tailored ranges and clearer price points, to better service the convenience customer.

"Meanwhile, we will continue the incremental rollout of liquor on supermarket shelves in Victoria and ACT where regulations permit us to do so," Mr Zayadi said.

Future growth of the Food and Liquor business will be driven by:

  great value and innovative offers;

  continued improvement of fresh food categories;

  rollout and growth of the new housebrand model;

  new format destination liquor stores and new look convenience fleet;

  leveraging the CML loyalty program; and

  network expansion across Food and Liquor

Coles Express
	2005	2004	Change
Sales ($m)	2,647.5	861.4	207.3%
Comparative store sales growth			17.9%
Retail EBIT ($m)	20.1	4.4	356.8%
NAE ($m)	164	77
ROI (mat) (%)	23.3	26.9	(360 bp)

Coles Express, incorporating fuel and convenience stores, reported retail EBIT of $20.1 million for the half. This was an outstanding result for the business.

"The total network of 597 sites at the end of the half provides the Group with clear leadership in both the fuel and convenience retailing channels, leveraging off its quality Shell fuel offer, prime locations and well established convenience stores.

"Building on this strong foundation, Coles Express will focus on enhancing the customer experience by providing improved service and developing the convenience store offer, while further strengthening its links with the Group loyalty program," Mr Zayadi said.

GENERAL MERCHANDISE & APPAREL

The non-food businesses - Kmart, Myer, Megamart, Target and Officeworks - delivered a strong result for the half with retail EBIT up 24.0% and ROI up 690 basis points to 20.3%. Gross operating margins grew during the half by 74 basis points to 33.24%.

"This is an outstanding result in which all the major non-food businesses have continued to grow EBIT margins and return on investment," Mr Fletcher said.

Kmart

	2005	2004	Change
Sales ($m)	2,192.8	2,039.0	7.5%
Comparative store sales growth			6.2%
Retail EBIT ($m)	89.1	74.9	19.0%
Retail margin (%)	4.06	3.67	39 bp
NAE ($m)	613	606
ROI (mat) (%)	14.3	9.5	480 bp

Kmart reported a 19.0% increase in retail EBIT to $89.1 million, with EBIT margin improving by 39 basis points over the half.

Kmart Managing Director, Larry Davis, said Kmart's strong performance was very pleasing and positioned the brand well for the second half of the year.

"We continue to rebuild Kmart in the very competitive discount department store retail sector, and our focus remains on improving our product offer to customers and delivering it in a comfortable shopping environment.

"Customers responded positively to our seasonal Christmas products and we saw good performances from our toys and leisure and sporting goods areas. Our home division performed strongly, and we will continue to maximise our home merchandise opportunities, with brands like Living with Deborah Hutton providing customers with a range of stylish, affordable products.

"In apparel, our continued focus on delivering up to date ranges of products and brands resulted in another very good performance. Key brands within menswear (Now, Golden Breed) and womenswear (Girl Xpress, Georgie and Annabella by Delta) proved extremely popular with customers, and our childrenswear, footwear and accessories range also sold well. Early customer reaction to our winter ranges has been excellent.

"We opened four new stores over the half, bringing our network to 179 Kmart stores across Australia and New Zealand," Mr Davis said.

Myer

	2005	2004	Change
Sales ($m)[3]	1,667.0	1,643.9	1.4%
Comparative store sales growth			1.1%
Retail EBIT ($m)	60.7	59.3	2.4%
Retail margin (%)	3.64	3.61	3 bp
NAE ($m)	573	553
ROI (mat) (%)	12.1	8.0	410 bp

Myer reported an increase of 2.4% in retail EBIT to $60.7 million for the half. The result reflected good progress against strategy with solid margin growth in key categories such as Womenswear, Footwear, Accessories, Menswear and Cosmetics, and a stronger Private Brand offer.

The result was achieved despite the removal of the Shareholder Discount card which, as anticipated, impacted sales, particularly on big ticket items such as furniture and electrical, increased marketing to counter competitor activity and one-off costs associated with the launch of the MYER One loyalty program.

MYER One has quickly become Australia's leading department store loyalty program, exceeding pre-launch targets with more than 380,000 active members. Members are accounting for an increasing volume of sales, recently hitting a high of about 18% of total sales.

Myer continued to deliver new initiatives during the period, including the launch of Virgin Music and Entertainment and a major focus on new and exciting product such as the Apple iPod, which Myer sold more of than any other Australian retailer in the lead up to Christmas.

Work commenced on a major upgrade of Myer Brisbane, to bring the store to the standard of Myer Bondi by mid year.

"This is a solid result for Myer and demonstrates significant progress in an intensely competitive market. The continued strength of our famous four categories merchandise offer, strong customer focus and our strategic marketing program are delivering results," Myer Managing Director Dawn Robertson said.

Megamart
	2005	2004
Sales ($m) [3]	138.2	152.5
Retail EBIT ($m)	(18.5)	(4.2)

Megamart's performance in the highly competitive electrical market was disappointing. The EBIT loss of $18.5m reflected poor sales for much of the half and costs associated with the December re-launch.

Sales in the electrical and furniture categories remained extremely competitive, with both - as anticipated - the most impacted by the removal of the shareholder discount program.

The Megamart customer offer was repositioned and re-launched in December, supported by a strong marketing campaign.

However, the issue of scale remains, with Megamart a nine store brand operating in four states, requiring a higher relative marketing spend to attract customers.

The performance and future of the brand will continue to be reviewed over the balance of FY2005 as the customer response to the repositioning becomes clear.

Target

	2005	2004	Change
Sales ($m)	1,634.4	1,506.5	8.5%
Comparative store sales growth			7.7%
Retail EBIT ($m)	141.2	87.9	60.6%
Retail margin (%)	8.64	5.83	281bp
NAE ($m)	449	406
ROI (mat) (%)	44.2	23.0	2120 bp

Target reported a 60.6% increase in retail EBIT to $141.2 million for the half.

Managing Director Launa Inman said that Target delivered its highest interim profit in the brand's history. This follows the significant increase in retail EBIT in the prior half year.

"Target continued to deliver on the strategy of on-trend, affordable and high quality ranges, coupled with the ongoing development of the Target brand as a fashion franchise," Ms Inman said.

"Target's retail margin rose by 281 basis points to 8.64%, reflecting a disciplined approach to in-store presentation and delivery of new and distinctive product, ensuring maximum return from merchandise.

"Target continued to lead the Group in increasing the direct sourcing of imported goods, delivering greater cost efficiencies and faster access to new, unique and highly differentiated merchandise. Target has also benefited from a stronger Australian dollar during the half.

"Our speed to market with new merchandise ranges has fantastic customer appeal. Strong support for seasonal events was a feature for the half, along with our key promotions such as Stocktake and Massive Home Sale.

"Target opened four stores during the half and closed three. Stores were opened in two new locations and relocated to new sites in two other towns, as part of the ongoing strategy of opening stores in key growth areas, closing non-performing stores and moving to larger premises where appropriate.

"Our focus on the right merchandise, events, store layout and execution should position Target well going forward as we continue to reinvest in the business," Ms Inman said.

Officeworks

	2005[4]	2004[4]	Change
Sales ($m)	574.6	511.0	12.5%
Comparative store sales growth			7.3%
Retail EBIT ($m)	28.2	24.7	14.2%
Retail margin (%)	4.91	4.83	8 bp
NAE ($m)	192	195
ROI (mat) (%)	29.9	28.8	110 bp

Officeworks delivered another strong performance with retail EBIT growth for the half of 14.2%.

Officeworks Managing Director, Joe Barberis, said the business continued to strengthen its position as the number one choice for quality office and technology products for small to medium size businesses and home offices with its great range, convenience, customer service and low prices.

"Strong events during the half continued to strengthen the brand's positioning, with a highlight being the successful Back to School campaign.

"The result reflected excellent sales growth, new merchandise initiatives including our modern contemporary furniture range, and ongoing business efficiencies," Mr Barberis said.

Officeworks opened five new stores in the half, increasing the network to 83, with the business well on track to achieve six to nine new stores for FY2005.

Leveraging the scale of the Group

Coles Myer is progressively transforming the way we do business to improve productivity and efficiency that will, in turn, deliver better value and service to customers and increased returns to shareholders.

Supermarkets are now benefiting from reductions in the number of direct-to-store deliveries. Five deliveries per store per day have been removed, reducing costs and allowing team members to spend more time on the shop floor and less time on the loading dock or in the storeroom.

Following successful trials, over 3800 'shelf-friendly packaging' lines are now in place in our supermarkets, reducing double handling and allowing easier filling of fixtures.

System enhancements and operational changes have improved on-shelf and warehouse availability. On-shelf availability is now measured in supermarkets twice weekly, with availability continuing to increase. More accurate forecasting of volumes are reducing costs through better management of storage and warehouse requirements.

Further productivity and efficiency gains are being realised across the Group as common reporting systems and integrated technologies are implemented.

Following a pilot phase, Coles Myer has begun scheduling and managing transport from suppliers into distribution centres, reducing the cost of inbound freight. Eight suppliers are now live on factory gate pricing with a new transport management system selected and currently being implemented.

The next six months will see a number of further significant projects implemented.

Site selection for the new food and liquor distribution centre network is well advanced, with construction at key sites commencing by the close of FY2005. A new warehouse management system will also be operational.

Roll cages will be introduced in supermarkets in key states, trials of returnable plastic crates will be finalised and the next phase of the new automated merchandising system is expected to commence for our Food, Liquor and Fuel businesses.

To support the Group's direct sourcing from Asia, a common international shipping system will be completed (iTrade), allowing non-food brands to better manage and track overseas inventory, reducing cost and improving speed to market.

CORPORATE AND PROPERTY
$m	2005	2004
Corporate costs	(49.3)	(44.7)
Net supply chain implementation costs	(16.3)	(10.1)
Property
Gain on sale of property	0.6	8.3
Property operating earnings	9.3	8.9
Total property	9.9	17.2

Interest and Tax

Net borrowing costs decreased by $10.5 million to $18.4 million. This reflects significantly lower average net debt levels. Income tax expense of $173.9 million represents an effective tax rate of 30.1%.

BALANCE SHEET
$m	2005	2004
Inventory	3,308.7	3,125.6
Trade creditors	(2,096.7)	(2,193.6)
Net investment in inventory	1,212.0	932.0
Other current net liabilities	(1,098.0)	(1,011.9)
Working capital	114.0	(79.9)
Intangible assets	569.9	546.6
Property, plant & equipment	3,458.8	3,334.4
Other net (liabilities)	(121.2)	(81.4)
Funds Employed	4,021.5	3,719.7
Net tax balances	236.4	186.9
Net assets employed	4,257.9	3,906.6
Net cash	136.4	48.6
Shareholders' equity	4,394.3	3,955.2

The balance sheet continues to strengthen, with total shareholders' equity increasing by 11.1%, strong trading results and a low net cash to equity position. The strong balance sheet position has enabled the business to announce a capital management program that returns surplus funds to shareholders in the second half of FY2005.

Return on investment increased strongly to 22.8% from 19.9%, an improvement of 290 basis points on the prior half year.

Inventory levels rose by 5.9%, including new stores and acquisitions (in particular Coles Express), considerably lower than the 17.0% increase in Group sales. Stock turns were maintained across the Group and inventory quality remained high. Increasing levels of direct sourcing, resulting in inventory entering our supply chain earlier, offset stock turn improvements in our non-food brands.

Trade Creditors support was impacted by the timing of payments for inventory purchased earlier in the season by comparison to the corresponding half last year. Direct sourcing from Asia is also impacting support levels as such purchases are usually on letter of credit. The overall support level was 63.4% of inventory at the end of the half against 70.2% last year, impacting working capital and cash flow. Creditor support has risen several percentage points in February.

Total capital expenditure was $371.4 million (2004: $464.2 million), with the forecast for FY2005 approximately $900 million. Investment in stores and future growth opportunities remain a key priority for the Group in FY2005 and beyond.

Cash flow

$m	2005	2004
Operating cash flow	504.8	814.4
Capex	(374.9)	(351.9)
Acquisitions	(2.0)	(121.3)
Disposals	16.1	94.6
Other	1.5	7.0
Free cash flow	145.5	442.8
Dividends paid	(207.4)	(145.7)
Net cash flow	(61.9)	297.1

Operating cashflow was impacted by lower creditors' support at the end of the half and, to a lesser extent, by the timing of the tax payments.

The higher dividends paid reflected both a higher final dividend for 2004 but in particular the suspension of the Dividend Reinvestment Plan.

Coles Myer Ltd.

Appendix 4D

Half Year Report

for the 26 weeks ended 23 January 2005

(previous corresponding period: 26 weeks ended 25 January 2004)

This Half Year Report is provided to the Australian Stock Exchange under ASX Listing Rule 4.2A. The information set out in this Half Year Report should be read in conjunction with the annual report for the year ended 25 July 2004.

Results for announcement to the market
				$m
Revenue from ordinary activities	up	16.1%	to	18,441.5
Profit from ordinary activities after tax attributable to members	up	15.5%	to	403.8
Net profit for the period attributable to members	up	15.5%	to	403.8

Dividends	Amount per security		Franked amount per security at 30% tax
Interim dividend 2005 2004	16.25 cents 14.0 cents		16.25 cents 14.0 cents
Record date for determining entitlements to the dividend	15 April 2005
Statement of Financial Performance

	January 2005 $m	January 2004 $m

Sales	18,234.6	15,617.1
Cost of goods sold	(13,670.6)	(11,490.0)
Gross profit	4,564.0	4,127.1
Other revenue from operating activities	35.3	27.6
Other revenue from non-operating activities	164.4	142.1
Proceeds from sale of businesses and property, plant and equipment	7.2	94.8
Net book value of businesses and property, plant and equipment disposed	(35.4)	(102.4)
Borrowing costs	(33.0)	(39.4)
Advertising expenses	(257.8)	(223.8)
Selling and occupancy expenses	(3,143.2)	(2,878.3)
Administrative expenses	(723.8)	(646.4)
Profit from ordinary activities before income tax expense	577.7	501.3
Income tax expense	(173.9)	(151.8)
Net profit	403.8	349.5
Net increase in asset revaluation reserve	24.1	6.1
Net increase/(decrease) in foreign currency translation reserve	0.8	(31.1)
Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognised directly in equity	24.9	(25.0)
Total changes in equity other than those resulting from transactions with owners as owners	428.7	324.5

Earnings per share
Basic earnings per share	31.0 cents	26.9 cents
Diluted earnings per share	30.8 cents	26.6 cents

Statement of Financial Position
	January 2005 $m	July 2004 $m	January 2004 $m

Current assets
Cash	876.7	849.0	888.5
Receivables	624.2	646.7	563.2
Inventories	3,308.7	3,032.7	3,125.6
Other	60.2	41.1	45.2
Total current assets	4,869.8	4,569.5	4,622.5
Non-current assets
Receivables	45.3	50.4	108.1
Investments	143.7	112.9	111.1
Property, plant and equipment	3,458.8	3,395.7	3,334.4
Deferred tax assets	320.2	302.7	224.1
Intangibles	569.9	576.1	546.6
Other	30.0	30.0	28.5
Total non-current assets	4,567.9	4,467.8	4,352.8
Total assets	9,437.7	9,037.3	8,975.3
Current liabilities
Payables	2,933.0	2,815.7	2,880.8
Interest bearing liabilities	617.9	261.5	12.0
Tax liabilities	134.8	161.6	139.0
Provisions	588.5	563.3	566.5
Total current liabilities	4,274.2	3,802.1	3,598.3
Non-current liabilities
Interest bearing liabilities	345.2	713.4	1,055.5
Deferred tax liabilities	83.8	108.4	37.2
Provisions	291.1	281.9	277.7
Other	49.1	48.3	51.4
Total non-current liabilities	769.2	1,152.0	1,421.8
Total liabilities	5,043.4	4,954.1	5,020.1
Net assets	4,394.3	4,083.2	3,955.2
Equity
Contributed equity	2,396.5	2,306.7	2,238.8
Reserves	455.1	430.2	443.9
Retained profits	1,542.7	1,346.3	1,272.5
Total equity	4,394.3	4,083.2	3,955.2

Statement of Cash Flows
	January 2005 $m	January 2004 $m
	Inflows/(outflows)
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	19,864.1	16,924.1
Payments to suppliers and employees (inclusive of goods and services tax)	(19,100.5)	(15,882.5)
Distributions received from associated entities	3.9	3.4
Interest received	14.5	6.0
Borrowing costs paid	(33.7)	(39.4)
Income tax paid	(243.5)	(197.2)
Net cash inflow from operating activities	504.8	814.4
Cash flows from investing activities
Payments for property, plant and equipment	(374.9)	(351.9)
Payments for purchase of businesses and controlled entities	(2.0)	(121.3)
Payment for purchase of associated entity	(0.6)	(0.2)
Proceeds on disposal of property, plant and equipment	13.3	62.4
Proceeds on disposal of businesses	2.8	32.2
Payment for purchases of investments	(1.5)	(0.4)
Repayment of loan advanced to other entities	3.6	7.6
Net cash (outflow) from investing activities	(359.3)	(371.6)
Cash flows from financing activities
Proceeds from issue of shares and options	89.8	0.1
Proceeds from borrowings	623.9	848.5
Repayments of borrowings	(623.9)	(1,163.9)
Dividends paid	(207.4)	(145.7)
Net cash (outflow) from financing activities	(117.6)	(461.0)
Net increase/(decrease) in cash held	27.9	(18.2)
Cash at beginning of the half-year	841.9	894.7
Cash at end of the half-year	869.8	876.5

Reconciliation of net cash inflow from operating activities to net profit is as follows:
Net cash inflow from operating activities	504.8	814.4
Depreciation and amortisation	(266.4)	(265.0)
Changes in assets and liabilities
(Decrease) in current receivables	(15.9)	(10.3)
Increase in inventories	290.3	248.3
Increase in deferred tax assets	17.5	2.2
Increase in other assets	19.1	2.9
(Increase) in trade creditors	(36.3)	(306.4)
(Increase) in other liabilities	(90.1)	(79.1)
Increase/(decrease) in provision for taxation	26.9	(125.4)
(Increase) in provisions	(34.3)	(54.9)
Decrease in deferred income tax	24.6	138.0
Net loss on disposal of plant and equipment	(29.5)	(25.6)
Net profit on sale of freehold properties	0.5	8.3
Net profit on sale of businesses and controlled entities	0.8	9.7
Write-down of non-current assets to recoverable amounts	(8.2)	(7.6)
Net profit	403.8	349.5

Statement of Cash Flows (continued)
Acquisitions/Disposals
Details of the aggregate cash flows relating to acquisition and disposal of businesses and controlled entities and the assets and liabilities at the date of acquisition and disposal are as follows:

	Acquisitions		Disposals
	2005 $m	2004 $m	2005 $m	2004 $m

Consideration	(2.0)	(131.2)	2.8	32.4
Cash	-	9.9		(0.2)
Inventories	0.2	43.9	(0.6)	(3.4)
Property, plant and equipment	0.1	4.9	(0.8)	(11.8)
Intangibles	1.7	76.4	(0.6)	(6.7)
Payables - current				0.7
Provisions - current		(3.9)		0.2
Provisions - non-current				(0.5)
Net assets acquired/(disposed)	2.0	131.2	(2.0)	(21.7)
Reconciliation of cash flows:
Cash consideration	(2.0)	(131.2)	2.8	32.4
Cash acquired/(disposed)	-	9.9		(0.2)
Cash (outflow)/inflow	(2.0)	(121.3)	2.8	32.2
Significant transactions included in the above table

During the period to 25 January 2004, the Coles Myer Group acquired from Shell multi-site franchisees the right to operate 347 service stations and 8 convenience stores in Victoria, New South Wales, the Australian Capital Territory and Tasmania for $60.5 million. In addition to this right, other assets and liabilities, including inventories, property, plant and equipment and employee related liabilities have been acquired for a further $51.5 million.

During the period to 25 January 2004, the Coles Myer Group disposed of five Newmart stores and seven Sands and McDougall stores.

Statement of Cash Flows (continued)

Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand, at bank and on short-term deposit, net of bank overdraft. Cash at the end of the half-year as shown in the Statement of Cash Flows is reconciled to the relevant Statement of Financial Position items as follows:

	January 2005 $m	July 2004 $m	January 2004 $m

Cash assets	876.7	849.0	888.5
Bank overdraft	(6.9)	(7.1)	(12.0)
	869.8	841.9	876.5

Non-cash financing and investing activities
Financing - CML issued ordinary shares under the Dividend Reinvestment Plan for $NIL million (2004 $28.6 million).
Details of major financing facilities

Credit standby facilities - The CML Group has $430.0 million (2004 $530.0 million) of committed facilities of which $430.0 million (2004 $530.0 million) was undrawn at balance date. The facilities have maturity dates ranging between May 2005 and August 2009 (2004 maturity dates ranged between December 2004 and August 2008).

Commercial paper - The CML Group has commercial paper programmes based in Australia and Europe. The programmes are guaranteed by CML and are supported by the credit standby facilities referred to above. At balance date no commercial paper was on issue (2004 $NIL).

Medium term notes - The CML Group has issued medium term notes under a medium term note programme in Australia and a debt issuance program in Europe and Australia. Medium term notes issued by Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd. are guaranteed by CML. At balance date $669.3 million (2004 $730.2 million) equivalent of medium term notes were on issue.

Other loans - $NIL million (2004 $3.6 million) equivalent of loans, denominated in Japanese yen, were outstanding at balance date.

Dividends
	January 2005 $m	January 2004 $m
Ordinary shares
Final dividend of 15.0 cents (2004 12.5 cents) per fully paid ordinary share paid on 8 November 2004 (2004 10 November 2003). Fully franked at 30% tax rate (2004 30%).	184.6	151.5

Reset convertible preference shares (ReCAPS)
Dividend of $3.2589 (2004 $3.2589) per share paid 30 November 2004 (2004 1 December 2003). Fully franked at 30% tax rate (2004 30%).	22.8	22.8

Total dividends paid	207.4	174.3

Dividends not recognised at half-year end

In addition to the above dividends, since the half-year end the directors have recommended the payment of the following dividends out of retained profits at 23 January 2005:

Ordinary shares

Proposed interim dividend of 16.25 cents (2004 14.0 cents) per fully paid ordinary share expected to be paid on 9 May 2005 (2004 10 May 2004). Fully franked at 30% tax rate (2004 30%)

ReCAPS

Proposed dividend of $3.2411 (2004 $3.2589) per ReCAP expected to be paid on 31 May 2005 (2004 31 May 2004). Fully franked at 30% tax rate (2004 30%)

	201.2 22.7	170.3 22.8

The franked portions of the interim dividends recommended after 23 January 2005 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 31 July 2005.

Franking credits Franking credits of $536.8 million (at 30%) are available for the consolidated entity, and will enable the payment of franked dividends for at least the next year.
Dividend reinvestment plan The dividend reinvestment plan has been suspended. The interim dividend will be paid in cash.

Earnings per share
					January 2005	January 2004
Basic earnings per share					31.0 cents	26.9 cents
Diluted earnings per share					30.8 cents	26.6 cents

Weighted average number of shares ('000s) used as the denominator
Weighted average number of shares used as the denominator in calculating basic earnings per share					1,230,334	1,214,062
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share					1,310,700	1,313,936
Reconciliation of earnings used in calculating earnings per share ($m)
Basic earnings per share
Net profit					403.8	349.5
Dividends on ReCAPS					(22.8)	(22.8)
Earnings used in calculating basic earnings per share					381.0	326.7
Diluted earnings per share
Net profit					403.8	349.5
Earnings used in calculating diluted earnings per share					403.8	349.5
Depreciation and amortisation
					January 2005 $m	January 2004 $m

Depreciation
Freehold buildings					0.2	0.3
Leasehold improvements					26.7	26.7
Plant and equipment					217.4	220.2
					244.3	247.2

Amortisation
Co-branded operating rights Goodwill					2.4 5.2	2.1 5.2
Computer software					13.1	9.1
Stamp duty					1.4	1.4
					22.1	17.8
Net borrowing costs
					January 2005 $m	January 2004 $m

Interest income					14.6	10.5
Interest expense					(33.0)	(39.4)
Net borrowing costs					(18.4)	(28.9)
Retained profits
					January 2005 $m	January 2004 $m

Retained profits at the beginning of the half-year					1,346.3	1,097.3
Net profit					403.8	349.5
Dividends					(207.4)	(174.3)
Retained profits at the end of the half-year					1,542.7	1,272.5
Reserves
					January 2005 $m	January 2004 $m

Asset revaluation reserve					501.8	492.1
Foreign currency translation reserve					(46.7)	(48.2)
					455.1	443.9

Nature and purpose of reserves

    Asset revaluation reserve

The asset revaluation reserve includes the net increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041 "Revaluation of Non-Current Assets".

  Foreign currency translation reserve

As an outcome of restructuring the method of financing a self sustaining foreign operation, foreign currency translation losses relating to the CML Group's net investment have been incurred, resulting in $17.1 million being recorded in the year ended 27 July 2003 and $31.1 million in the half-year ended 25 January 2004.

NTA backing
					January 2005 $	January 2004 $
Net tangible asset backing per ordinary security					2.54	2.24

Interests in associated entities
	Investment		Ownership interest		Principal activity	Balance date
	January 2005 $m	January 2004 $m	January 2005%	January 2004%
Unit Trust CMS General Trust	111.8	81.6	50	50	Property ownership	30 June
Partnership Fly Buys Partnership	2.0	2.0	50	50	Loyalty program	31 December
Proprietary company Quids Technology Pty Ltd	-	-	50	50	Software development	30 June
Segment Revenue
					January 2005 $m	January 2004 $m
Food, Liquor & Fuel					12,196.2	9,904.6
Kmart					2,221.3	2,062.1
Officeworks Myer & Megamart					576.0 1,748.2	515.4 1,778.2
Target					1,650.5	1,520.8
Property & Unallocated					34.7	90.0
Sub-total					18,426.9	15,871.1
Interest income					14.6	10.5
Total Revenue					18,441.5	15,881.6

Segment Result[1]
	January 2005 $m	January 2004 $m
Food, Liquor & Fuel	351.1	325.2
Kmart	89.1	74.9
Officeworks	28.2	24.7
Myer & Megamart	42.2	55.1
Target	141.2	87.9
Property & Unallocated	(55.7)	(37.6)
Sub-total	596.1	530.2
Net borrowing costs	(18.4)	(28.9)
Profit from ordinary activities before income tax	577.7	501.3
Income tax expense	(173.9)	(151.8)
Net profit	403.8	349.5

Changes in accounting policies & estimates Changes in accounting policies & estimates in the current period
Change in accounting policy for concession sales

During 2005, the CML Group changed its accounting policy with respect to concession sales. Under the previous policy the gross value of the transaction was recorded as Sales and the amount paid to the supplier was recorded as Cost of goods sold, resulting in the net amount retained by the CML Group being recorded as Gross Margin. Under the revised accounting policy the net amount retained by the CML Group is recorded as Other operating income. The table below summarises the reclassifications in the Statement of Financial Performance resulting from this change in accounting policy.

	January 2005 $m			January 2004 $m
	Concessions included in Sales	Concession impact	Concessions included in Other Income	Concessions included in Sales	Concession impact	Concessions included in Other Income
Group sales	18,344.9	110.3	18,234.6	15,684.0	66.9	15,617.1
Myer sales	1,805.2	110.3	1,694.9	1,796.4	66.9	1,729.5

Group revenue	18,531.4	89.9	18,441.5	15,934.0	52.4	15,881.6
Myer revenue	1,838.1	89.9	1,748.2	1,830.6	52.4	1,778.2

Group cost of goods sold	13,760.5	89.9	13,670.6	11,542.4	52.4	11,490.0
Group gross margin	4,584.4	20.4	4,564.0	4,141.6	14.5	4,127.1
Group other operating income	14.9	20.4	35.3	13.1	14.5	27.6
Changes in accounting estimates in the previous period Change in accounting estimate for computer software

Effective 28 July 2003, the CML Group changed its accounting estimate with respect to the useful life of computer software. The previous estimate recognised that computer software had a useful life not exceeding three years.

The revised accounting estimate recognises that in all material respects, computer software has a useful life not exceeding five years. The impact of the change was an increase to profit before tax of $6.0 million for the half-year to 25 January 2004.

International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS. The adoption of Australian equivalents to IFRS will be first reflected in the CML Group's financial statements for fiscal 2006, being the half-year ending 29 January 2006 and the year ending 30 July 2006.

The transitional rules for adoption of IFRS require the restatement of comparative financial statements using Australian equivalents of IFRS, except for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement".

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 26 July 2004.

IFRS (continued)

An IFRS project team has been established to manage the transition to Australian equivalents of IFRS. The project team is chaired by the Chief Financial Officer and reports to the Audit/Governance Committee every six months.

Most of the Australian equivalents to IFRS have been evaluated and a number of key differences have been identified. The completion of this analysis is expected during fiscal 2005, enabling the implementation of required changes ahead of fiscal 2006.

The following areas have been identified as significant for the CML Group:

(i) AASB 2 "Share-based Payment"

CML has established an Executive Option Plan, under which options are issued to employees. Under the current accounting policy an expense is not recognised for options issued.

On adoption of AASB 2, options issued to employees will be recognised as an expense over the relevant vesting periods. The expense will be determined with reference to the fair value of the options issued. The determination of fair value is prescribed by the new standard. An adjustment will be recorded against opening retained earnings at 26 July 2004 to reflect the fair value, so determined, of any options granted after 7 November 2002 but before 26 July 2004 that are not vested at 1 January 2005.

(ii) AASB 3 "Business Combinations"

Under the current accounting policy goodwill is amortised over the period in which the benefits are expected to arise.

Under AASB 3, goodwill is no longer amortised, but instead will be subject to impairment testing at each reporting date.

(iii) AASB 116 "Property, Plant and Equipment" and AASB 140 "Investment Property"

Under the current accounting policy freehold land and buildings and investment properties are measured at their fair value. Increments and decrements are offset, and the net movement in the valuation is recognised in the asset revaluation reserve.

Under AASB 140, where an insignificant portion of a property is held for the company's own use it is classified as an investment property. Accordingly, it is unlikely that properties currently classified as investment properties will continue to meet the definition under IFRS. Properties that are not classified as Investment properties under AASB 140 can be measured under either the revaluation model or the cost model prescribed by AASB 116.

Under the cost model the property is carried at its cost less accumulated depreciation and impairment losses. Under the revaluation model any gains arising from changes in fair value are recognised in the asset revaluation reserve. However, the gain shall be recognised in the net profit or loss to the extent that it reverses a revaluation decrement previously recognised in the net profit or loss. Losses are recognised in the net profit or loss except where the decrement reverses a previous revaluation increment in the reserve.

In addition, under IFRS increments and decrements within an asset class cannot be offset. Properties must be considered individually, which could result in greater volatility in the Statement of Financial Performance.

At this stage there has been no decision on which policy will be applied.

IFRS (continued)

(iv) AASB 112 "Income Taxes"

Under the current accounting policy deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

Under AASB 112, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

It is expected that AASB 112 may require the CML Group to carry higher levels of deferred tax assets and liabilities, however, at this stage a significant transitional adjustment has not been identified.

(v) AASB 119 "Employee Benefits"

Under the current accounting policy an asset or liability is not recognised for the actuarially determined surplus or deficit of the defined benefit superannuation plan.

Under AASB 119 net surpluses or deficits that arise within the defined benefit superannuation plan must be recognised as an asset or liability in the Statement of Financial Position. The annual movements in those surpluses or deficits must be recorded in the Statement of Financial Performance, which could result in greater volatility.

Upon adoption, an actuarial valuation of the defined benefit superannuation plan will be performed in accordance with AASB 119, and an adjustment will be recorded against opening retained earnings at 26 July 2004.

(vi) AASB 136 "Impairment of Assets"

Under the current accounting policy the recoverable amount of assets is determined by reference to cash flows generated by a group of assets.

Under AASB 136 recoverable amount is assessed for each "cash generating unit", which is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets.

At this stage the determination of the CML Group's cash generating units has not been finalised.

(vii) AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement"

CML has on issue 7 million ReCAPS that are currently treated as equity. Under AASB 132 the ReCAPS will be reclassified as debt, and dividends paid will be recorded as interest expense.

Under AASB 139 foreign exchange contracts held for hedging purposes will be recorded in the Statement of Financial Position at fair value. Changes in fair value will be recognised directly in equity where hedge effectiveness tests are met. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes are recognised in the Statement of Financial Performance.

AASB 132 and AASB 139 are not applicable until 1 August 2005. The impact on opening retained earnings at 1 August 2005 will depend on the value of foreign exchange contracts at that date.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents of IFRS. In addition, some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to Australian equivalents to IFRS on the CML Group's financial position and reported results.

Contingent liabilities
Contingent liabilities as at 23 January 2005 were $352.3 million, an increase of $12.1 million since 25 July 2004, mainly associated with bank guarantees.

Events occurring after balance date

On 17 March 2005 the Board of Directors approved an off-market buy-back, with the intention to purchase around $700 million of Coles Myer Ltd. ordinary shares through a tender process. The buy-back price and the amount bought back will depend on the results of the tender process.

The Board also announced that it intends to convert $700 million of ReCAPS into ordinary shares. This conversion is anticipated to take effect in July 2005.

Compliance Statement
  This general purpose financial report for the interim half-year reporting period ended 23 January 2005 has been prepared in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

  This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 25 July 2004 and any public announcements made by Coles Myer Ltd. during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

  Except as noted above, the accounting policies adopted are consistent with those of the previous half-year. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current half-year.

  This report gives a true and fair view of the matters disclosed.
  This report is based on financial statements that have been subject to review.

Directors' Report

The directors present their report for the 26 weeks ended 23 January 2005.

Directors

The names of the directors in office at the date of this report are:

Richard Allert, AM Chairman

John Fletcher Managing Director and Chief Executive Officer

Patricia Akopiantz Non-executive Director

Keith Barton Non-executive Director

William Gurry, AO Non-executive Director

Anthony Hodgson Non-executive Director

Sandra McPhee Non-executive Director

Martyn Myer Non-executive Director

Michael Wemms Non-executive Director

The above directors each held office during and since the end of the period.

Mark Leibler, AO, retired as a non-executive director on 18 November 2004.

Review of operations

The results of the operations of the CML Group during the period are reviewed on pages 1 to 12.

Auditor's independence declaration

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 29.

Rounding of amounts

CML is a company of the kind referred to in the Australian Securities & Investments Commission Class Order 98/0100 dated 10 July 1998. As a result, amounts in the accompanying financial report have, where appropriate, been rounded to the nearest one hundred thousand dollars except where otherwise indicated.

Directors' Declaration

The directors declare that the financial statements and the notes set out on pages 13 to 27 are in accordance with the Corporations Act 2001, including:

  complying with the Accounting Standards and the Corporations Regulations 2001; and
  giving a true and fair view of the CML Group's financial position at 23 January 2005 and its performance for the 26 weeks ended on that date.

The directors further declare that in their opinion there are reasonable grounds to believe that CML will be able to pay its debts as and when they become due and payable.

This directors' report and declaration are made in accordance with a resolution of the directors.
John Fletcher Managing Director and Chief Executive Officer Melbourne, 17 March 2005

PricewaterhouseCoopers

Auditors' Independence Declaration

As lead auditor for the review of Coles Myer Ltd. for the half year ended 23 January 2005, I declare that to the best of my knowledge and belief, there have been:

  no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
  no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Coles Myer Ltd. and the entities it controlled during the period.

Dale McKee Melbourne

Partner 17 March 2005

Independent review report to the members of Coles Myer Ltd.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Coles Myer Ltd:

  does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of the Coles Myer Ltd. Group (defined below) as at 23 January 2005 and of its performance for the 26 weeks ended on that date, and is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report, on pages 13 to 27 of the attached Appendix 4D, comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Coles Myer Ltd. Group (the consolidated entity), for the 26 weeks ended 23 January 2005. The consolidated entity comprises both Coles Myer Ltd.(the Company) and the entities it controlled during the 26 weeks ended 23 January 2005.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission and the ASX. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

  inquiries of Company personnel/the responsible entity's personnel, and analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

Dale McKee Melbourne

Partner 17 March 2004